UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BIOFUEL ENERGY CORP.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,460,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,460,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,460,196

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,221,530

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,221,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,221,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,853,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,853,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,853,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		924,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		924,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	924,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Qualified, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,536,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,536,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,536,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Offshore Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,221,530

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,221,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,221,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,171,774

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,171,774

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,171,774

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,447,443

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,447,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,447,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010 and Amendment No. 2 filed with the Commission on September 27, 2010.
This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), and DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors,” and together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and the Principal, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP. Mr. Einhorn is also a Director of the Issuer.
In addition, Advisors GP is the general partner of DME Capital Management, LP, a Delaware limited partnership (“DME CM”). Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”). DME Management GP, LLC, a Delaware limited liability company controlled by the Principal (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).
Certain of the Reporting Persons also own LLC membership units (the “Units”) of BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”) and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Stock”) on a one-for-one basis. Pursuant to the limited liability company agreement of the LLC, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Units for Common Stock, the Class B Stock attributable to the exchanged Units will be transferred to the Issuer and retired. Holders of Class B Stock are entitled to one vote for each share held.

The Reporting Persons are filing this Amendment in connection with an agreement between the Reporting Persons and the Issuer that may result in the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
After engaging in discussions with the Issuer, the Reporting Persons have entered into an agreement with the Issuer regarding several transactions involving securities of the Issuer (the “Agreement”). The following is a summary of the Agreement. Under the Agreement, the Reporting Persons and certain other stockholders of the Issuer (together with the Reporting Persons, the “Lenders”) have agreed to provide the Issuer with a short-term bridge loan of $19,420,620 (the “Bridge Loan”), the proceeds of which are to be used to repay the working capital facility of subsidiaries of the Issuer under their senior credit facility and pay certain fees and expenses of the Issuer and its subsidiaries. The Agreement provides that the Bridge Loan will bear interest at a rate of 12.5%, have a maturity date of March 24, 2011 and be secured by the Issuer’s pledge of its equity interest in one of the Issuer’s subsidiaries, BioFuel Energy, LLC. In consideration of the Bridge Loan, the Agreement provides for payment by the Issuer of a 4% funding fee to the Lenders. In the event the Bridge Loan is not paid off by the maturity date, the Agreement provides that the Lenders, in addition to all other rights and remedies under the Bridge Loan, would be issued warrants (the “Warrants”) exercisable for an aggregate of 15% of the Issuer’s equity capitalization on a fully-diluted basis at an exercise price of $0.01 per share.
A condition to the consummation of the Bridge Loan under the Agreement is the Issuer’s agreement to use its commercially reasonable best efforts to conduct a registered offering for rights to purchase shares of preferred stock of the Issuer (the “Rights Offering”). Under the Agreement, the Issuer has committed to use its commercially reasonable best efforts to (i) file a Registration Statement on Form S-3 (the “Registration Statement”) with the Commission on or before October 18, 2010 and (ii) cause such Registration Statement to be declared effective on or before January 24, 2011 and to remain effective throughout the entire offering period without interruption.
Under the Agreement, the Issuer would distribute, at no charge to each of the Issuer’s existing holders of Common Stock, rights (the “Rights”) to purchase up to an aggregate of 4,000,000 shares of Series A Convertible Preferred Stock (“Series A Convertible Preferred Stock”), at a per share offering price equal to $10.00 per share (the “Per Preferred Share Purchase Price”). Each Right shall entitle the holder thereof to acquire, at a price equal to the Rights Price, a number of shares of Series A Convertible Preferred Stock equal to the fraction determined by dividing 4,000,000 by the number of Rights offered in the Rights Offering. The number of Rights offered in the Rights Offering shall be determined by dividing the offering size of the Rights Offering by the Rights Price. The offering size of the Rights Offering is anticipated to be an amount equal to $40,000,000, and will be the amount sufficient to repay all amounts owed at the time, including accrued and unpaid interest, under the Bridge Loan and the Loan Agreement, dated September 26, 2006, by and among BioFuel Energy, LLC, the lenders party thereto and Greenlight APE, LLC, as administrative agent, and to make the Cargill Payment (as defined below), including certain fees and expenses incurred in connection with the Rights Offering. The Agreement provides that each share of Series A Convertible Preferred Stock will be convertible into that number of shares of Common Stock equal to the quotient obtained by dividing the Per Preferred Share Purchase Price by the lesser of (A) a dollar amount equal to 25% of the average per share closing price of the Common Stock for the five (5) trading days immediately following the initial filing of the Registration Statement and (B) $0.75 (such lesser amount being, the “Rights Price”). The proceeds of the Rights Offering would be used to (i) first, pay off the Bridge Loan; (ii) second, pay off other indebtedness owed to the Lenders; (iii) third, pay down certain indebtedness owed to Cargill, Incorporated and its affiliates (the “Cargill Payment”); and (iv) the remainder, if any, for general corporate purposes.

The Agreement contemplates all holders of the Issuer’s Common Stock being eligible to participate in the Rights Offering pro rata based on each such holder’s ownership of Common Stock at the time of the Rights Offering. The Agreement provides the Lenders with registration rights for the shares of Common Stock issued upon conversion of the Series A Convertible Preferred Stock.
Under the Agreement, the Lenders have agreed to (i) participate in the Rights Offering for their full pro rata share of Rights offered to them (the “Basic Commitment”) and (ii) subject to certain terms, conditions and limitations, commit to purchase all of the additional shares of Series A Convertible Preferred Stock not otherwise sold in the Rights Offering (the “Backstop Commitment”). Notwithstanding the foregoing, the Agreement provides for (i) the Lenders having the ability to reduce the number of shares of Series A Convertible Preferred Stock that the Lenders would otherwise be obligated to purchase pursuant to the Backstop Commitment and/or the Basic Commitment, or (ii) the Issuer having the ability to reduce the aggregate number of shares of Series A Convertible Preferred Stock that are offered in the Rights Offering, in the event the Lenders determine, in their sole discretion, but after consultation with the Issuer, that consummation of the Rights Offering, the Basic Commitment and/or the Backstop Commitment would result in adverse tax, legal or regulatory consequences to the Issuer and/or any Lender (“Adverse Consequences”). In the event of a backstop reduction, the Agreement contemplates the Rights Offering nonetheless proceeding and the parties using their respective commercially reasonable best efforts to structure and consummate an alternative transaction to take the place of the issuance of the shortfall amount. In consideration of the Backstop Commitment, the Issuer shall, on the date hereof, pay to the Lenders their pro rata portion of an aggregate amount in cash equal to 4% of the total purchase price for the Series A Convertible Preferred Stock offered in the Rights Offering to eligible holders of Common Stock other than the Lenders.
The Agreement also provides that, under certain circumstances, the Issuer may terminate the Rights Offering, in which case the Reporting Persons may be entitled to their pro rata share of a break-up fee of $350,000.
The Agreement also provides for (i) the waiver by the Issuer’s management of all change of control benefits that would otherwise arise as a result of the transactions contemplated by the Agreement, (ii) payment or reimbursement of the expenses incurred by the Reporting Persons in connection with the transactions contemplated by the Agreement and (iii) indemnification for the benefit of the Reporting Persons.

In connection with the Agreement, the Reporting Persons have entered into a Voting Agreement that, among other things, requires the Reporting Persons, in connection with certain stockholder votes, to cast their votes:
(a)	in favor of at least two directors that are not affiliated with, or employed by, and are otherwise independent of, the Reporting Persons; and

(b)	in favor of a proposal to amend the Issuer’s certificate of incorporation to facilitate the conversion of the Series A Convertible Preferred Stock into Common Stock.
In addition, consistent with the Reporting Persons’ investment purpose, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.
Also, consistent with their investment purpose, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.
Third Point Loan LLC, which is affiliated with Third Point, LLC (“Third Point”), has entered into agreements to participate in the Bridge Loan and/or the Rights Offering. According to Amendment No. 2 to Schedule 13D filed on behalf of Third Point with the Commission on April 3, 2009, Third Point beneficially owned 5,803,284 shares of Common Stock, representing approximately 25.7% of the issued and outstanding Common Stock of the Issuer. By virtue of the Reporting Persons and Third Point and Third Point’s participation in the Bridge Loan and the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act. If the Reporting Persons and Third Point are deemed to have formed a group, the group may be deemed, collectively, to beneficially own approximately 17,565,784 shares of Common Stock, representing approximately 65.5% of the issued and outstanding shares of Common Stock of the Issuer. Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Third Point, the Reporting Persons expressly disclaim membership in a group with Third Point or any other person.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following:
Third Point Loan LLC, which is affiliated with Third Point, has entered into agreements to participate in the Bridge Loan and/or the Rights Offering. According to Amendment No. 2 to Schedule 13D filed on behalf of Third Point with the Commission on April 3, 2009, Third Point beneficially owned 5,803,284 shares of Common Stock, representing approximately 25.7% of the issued and outstanding Common Stock of the Issuer. By virtue of the Reporting Persons and Third Point and Third Point’s participation in the Bridge Loan and/or the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act. If the Reporting Persons and Third Point are deemed to have formed a group, the group may be deemed to, collectively, to beneficially own approximately 17,565,784 shares of Common Stock, representing approximately 65.5% of the issued and outstanding shares of Common Stock of the Issuer. Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Third Point, the Reporting Persons expressly disclaim membership in a group with Third Point or any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4.

Item 7.	Material to be Filed as Exhibits.
Incorporated herein by reference are the following exhibits, filed by the Issuer on its Form 8-K, which was filed with the Commission on September 27, 2010:

Exhibits

10.1
Loan Agreement dated as of September 24, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd. and Third Point Loan LLC and Greenlight APE, LLC, as administrative agent

10.2
Rights Offering Letter Agreement dated as of September 24, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd. and Third Point Loan LLC

10.3
Voting Agreement dated as of September 24, 2010 by and among Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd. and Greenlight Reinsurance, Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 27, 2010

Greenlight Capital, L.L.C.

By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.

By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

Greenlight Capital, L.P.

By:	Greenlight Capital, L.L.C., its General Partner

	By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

Greenlight Capital Qualified, L.P.

By:	Greenlight Capital, L.L.C., its General Partner

	By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

Greenlight Capital Offshore Partners

By:	Greenlight Capital, Inc., its Investment Manager

	By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

DME Advisors GP, L.L.C.

By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:	DME Advisors GP, L.L.C., its General Partner

	By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

/s/ Daniel Roitman**

Daniel Roitman, on behalf of David Einhorn

*
The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Securities and Exchange Commission on June 26, 2007 by the Reporting Persons with respect to the shares of Common Stock of BioFuel Energy Corp., is hereby incorporated by reference.

**
The Power of Attorney, executed by David Einhorn and authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, that was filed as an exhibit to that Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.